

Chris Schmitt · 3rd
CTO at GROUNDFLOOR
Atlanta, Georgia, United States · **Contact info**

260 connections

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G GROUNDFLOOR Finance

RWU Roger Williams University

Experience

G **VP Software**
GROUNDFLOOR Finance
Aug 2013 - Present · 9 yrs 1 mo
Raleigh-Durham, North Carolina Area

Bandwidth.com
2 yrs 11 mos

Sr Program Manager
Jan 2012 - Aug 2013 · 1 yr 8 mos

I work cross functionally to support and coordinate large projects. I am also tasked with creating and implementing new programs.

IT Manager
Sep 2011 - Jan 2012 · 5 mos

I lead an internal team of 5 developers as we developed critical web based applications to drive business objectives.

Sr Developer
Oct 2010 - Sep 2011 · 1 yr

Founder / CEO
TreadPath Software, LLC
Aug 2007 - Oct 2010 · 3 yrs 3 mos
Raleigh-Durham, North Carolina Area

Education

RWU **Roger Williams University**
Bachelor's degree, CIS
1993 - 1997

Skills

JavaScript

Endorsed by Justin B. who is highly skilled at this

G Endorsed by 3 colleagues at Groundfloor Finance

👥 10 endorsements

Start-ups

Endorsed by Brian Dally who is highly skilled at this

G Endorsed by 2 colleagues at Groundfloor Finance

👥 9 endorsements

SaaS

👥 8 endorsements

Show all 22 skills →

Interests

Companies   Groups   Schools

G **Groundfloor Finance**
6,971 followers

RWU **Roger Williams University**
35,559 followers